Exhibit (p)(30)

Access Person Code of Conduct

Complying with the Access Person Code

Everyone who works for Standard Life Aberdeen (“SLA”) is required to follow the principles contained in the Global Code of Conduct. In addition, there are a number of supplementary requirements for people who have access to sensitive client or portfolio information. These additional requirements are set out in this Access Person Code of Conduct (“Access Person Code”). Each Access Person must receive a copy of the Access Person Code and any amendments and must confirm they have received, read and understood the Access Person Code and any amendments when they join the firm and at least annually thereafter.

Access Persons include:

•	Standard Life Aberdeen employees, contractors and secondees to SLA who have access to certain clients’ trading information (see Definition section for regulatory definition).

•	anyone else who has been advised by Risk and Compliance that they have been deemed to be an ‘Access Person’.

All Access Persons must:

•	Act with integrity, competence, dignity and in an ethical manner when dealing with the public, clients, prospects, employers, employees and fellow professionals.

•	Use an affirmative duty of care, loyalty, honesty and good faith in complying with our fiduciary duties towards clients.

•	Act for the benefit of our clients and place client interests before our own.

•	Treat all clients fairly; never act in such a way as to grant, or appear to grant, favoured status to one client over another.

•	Comply with all relevant US federal securities laws, as applicable.

•	Report any violations of the Access Person Code to Compliance.

•	Submit timely, in true and complete form, all reports as required in the Access Person Code.

•	Adhere to all provisions and restrictions contained in the Access Person Code.

As individuals we must know what is expected of us, take personal accountability for our actions and know how to respond if someone is acting improperly. Please read this Access Person Code and think about how it applies to you.

If you are unsure whether you are required to comply with the additional requirements set out in this Access Person Code, please contact your local Risk and Compliance team.

What happens if I do not meet the conduct standards?

Any action that falls short of the requirements of the Access Person Code, or any of our regulators, may be dealt with under formal investigation and disciplinary action. Depending on the nature of the breach, this may be regarded as gross misconduct and result in your dismissal. In the case of contractors and agency workers, any inappropriate conduct may lead to the termination or suspension of services. We may also be obliged to submit a report to our regulators and/or the authorities.

Aberdeen Standard Investments has an obligation to report suspicious transactions to our regulators. If you participate in such an activity, this may have an impact on your regulatory authorisation status (e.g., Approved Person status) and may be considered a reportable breach. Global regulators have recently actively prosecuted a number of high profile market abuse and insider dealing cases. They have all made public statements of their intention to prioritise the use of criminal and civil powers to pursue those who abuse markets.

If you become aware of a breach of the Access Person Code and/or a regulatory breach you must report this at the earliest opportunity to your manager and/or Risk and Compliance, or via the Speak Up helpline).

Personal Account Dealing

What are the restrictions on my ability to transact personal deals?

You and your Connected Persons are prohibited from personal account dealing if:

•	the transaction is likely to lead to a conflict of interest with Aberdeen Standard Investments or its clients and customers

•	you have inside information on the security or suspect that such dealing would be market abuse

•	the security is currently on the ‘Insider List’

•	the transaction is prohibited by the seven day blackout period detailed in ASI’s PA Dealing Handbook

•	the transaction would involve taking a short position on a financial instrument (e.g. short selling, spread betting on financial instruments, selling uncovered options)

•	the transaction is in a derivative related to a financial instrument. Currency derivatives are permitted.

•	you have not received the appropriate authorisation/approval for the transaction.

What are your and your Connected Persons’ obligations in relation to personal account dealing? You and your Connected Persons:

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must not engage in excessive dealing and are restricted to a maximum of ten personal deals in Reportable Securities per calendar month. For this restriction, Connected Person PA Deals are viewed separately from a Supervised Person’s PA Deals.

•	must not sell a Reportable Security within 60 days of acquiring the Reportable Security or buy a Reportable Security within 60 days of selling the Reportable Security.

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must gain approval for personal account deals in ‘Reportable Securities’ including IPOs and “Limited Offerings”, via MCO, in advance of transacting the deal, except as detailed in ASI’s PA Dealing Handbook. PA Deals by individuals within the Investments division and their Connected Persons require line manager approval.

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must place your order by the end of the business day following the approval date, within the pre-approved quantity of (amount or units), in the jurisdiction in which the Supervised Person is dealing and record the trade on MCO, as detailed in ASI’s PA Dealing Handbook.

•	you must report any violations of the above requirements to Risk and Compliance.

Code of Conduct Reporting

What are my initial, quarterly and annual reporting requirements relating to Personal Account Dealing?

As an Access Person you are subject to initial, quarterly, and annual reporting requirements as detailed below. The requirements pertain to disclosing information regarding transactions and holdings in Reportable Securities and Brokerage Accounts that hold Reportable Securities.

Initial Holdings1 Report

Within ten calendar days of becoming an Access Person, you are required to complete a report in MCO that details all:

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personal investments in Reportable Securities held by you and your Connected Person. The information contained in the report must not be older than 45 days prior to the person becoming an Access Person.

•	Brokerage Accounts which you and your Connected Persons have that either hold or has the ability to hold Reportable Securities.

Quarterly Transaction2 Report

Within 30 days of each quarter-end, you must complete a report in MCO which includes:

•	details of all transactions in Reportable Securities carried out by you and your Connected Persons within the previous quarter

•	confirmation that you have provided trade confirms / contract notes for each transaction in a Reportable Security

•	confirmation that you have reported all Brokerage Accounts that either hold or have the ability to hold Reportable Securities held by you and your Connected Persons.

Annual Holdings1 Report

Within 30 days of each year end, you must complete a report in MCO that details all:

•	personal investments in Reportable Securities held by you and your Connected Person as at 31st December.

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Holdings Reports (both initial and annual) must contain: title and type of security, each issuer, (as applicable) the ticker or cusip, number of shares, principal amount, the broker used for the account, and the date the report was made.

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Transaction Reports must contain: title and type of security, each issuer, (as applicable) the ticker or cusip, maturity date and interest rate, number of shares, principal amount, the broker used for the account, the nature of the transaction (i.e. purchase of sale, or any other type of acquisition or disposition), the price of the security at which the transaction was effected, and the date the report was made.

US Political Contributions

What are my obligations in relation to US political donations?

•	Regardless of your location, you must comply with the US Political Contributions Policy.

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Financial contributions and non-financial contributions, such as participating in any type of fundraising and / or volunteering activities associated with a US political campaign e.g. time, venue, (together “contributions”) may raise potential conflicts of interest because of the ability of certain office holders to direct business to Aberdeen Standard Investments.

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You are prohibited from making contributions to any person running for or holding a U.S. city, county, state or other municipality related position. You are prohibited from soliciting contributions for any person running for or holding a U.S. city, county, state or other municipality related position.

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You are permitted to make contributions to persons holding or campaigning for a federal position as long as such person does not also hold a city, county or state position. Additionally, a contribution to Federal PACs and volunteering that is not tied to financial solicitation (i.e. holding a sign for a candidate or campaign) is permissible.

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You must gain pre-approval from Compliance via MCO for any Contributions you, or your Connected Persons make to a political party or campaign within the US. You will be asked to attest at least annually that you have disclosed all such Contributions within MCO.

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You are prohibited from doing indirectly what you cannot do directly and as such cannot funnel payments through third parties, including, for example, consultants, attorneys and/or family members as a means to circumvent this policy.

•	Please refer to the US Political Contributions Policy in the US Registered Advisers’ Compliance Manual which can be found on STAN or the Policies and Procedures SharePoint site for full details.

Definitions

Access Person is a term defined in US regulation, and includes:

•	any director, partner, or officer of an Aberdeen US Registered Investment Adviser (‘Adviser’)

•	any member of Staff who:

•	has access to non-public information regarding any US Clients’ purchase or sale of securities, or non-public information regarding the portfolio holdings of any Client, or

•	is involved in making securities recommendations to US Clients or has access to such recommendations that are non-public, or

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in connection with his or her regular functions or duties, makes, participates in, or obtains information regarding, the purchase or sale of Reportable Securities by a US Client, or whose functions relate to the making of any recommendations with respect to such purchases or sales, or

•	obtains information concerning recommendations made to a US Client with regard to the purchase or sale of Reportable Securities of the US Client

•	any other member of Staff who any Adviser’s Chief Compliance Officer determines to be an Access Person.

Connected Person means:

•	Any spouse, domestic partner or civil union partner

•	Any dependent member of his or her Immediate Family living within his or her household

•	Any member of his or her Immediate Family to whose financial support he or she makes a significant contribution

•	Any individual where he or she has influence or control over the individuals’ investment decisions

•	Trusts or estates over which he or she has investment control

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Any person whose relationship with the member of staff is such that such member of staff has a direct or indirect pecuniary interest in the outcome of the trade, other than a fee or commission for its execution. “Pecuniary interest” means the opportunity, directly or indirectly, to share in any profit derived from a transaction in the Reportable Securities.

Immediate Family Member means spouse, children, parents and siblings (including adoptive, in-law, and step- relationships); however the definition could extend to include other family members where there is a close relationship.

MCO means MyComplianceOffice – Risk and Compliance record keeping system for: personal account dealing, gifts & hospitality and other Code of Conduct-related policy administration.

Reportable Security

Examples of Reportable Securities include, but are not limited to, the following:

•	Listed securities

•	Private deals

•	Derivatives

•	Initial Placing Offers (‘IPO’)

•	Exchange traded funds (‘ETF’) (whether registered as open-end investment companies or unit investment trusts)

•	Cryptocurrency

•	Standard Life Aberdeen shares

•	Closed end Funds

•	Non-US open-end funds (not captured by Reportable Security exclusions shown below)

•	ASI managed / sub-advised products as well as ASI managed products in ASI employee retirement savings accounts
•	Brokered CDs

Examples of exclusions from the Reporting Security definitions are:

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direct obligations of the United States national government, bankers’ acceptances, bank certificates of deposit, high quality short-term debt instruments (maturity of less than 366 days at issuance and rated in one of the two highest rating categories by a Nationally Recognised Statistical Rating Organisation), including repurchase agreements, commercial paper and shares of U.S. registered money market Funds that limit their investments to the exempt securities above.

•	all U.S. registered third party open-end investment companies (e.g., open-end Mutual Funds, but not exchange traded Funds)

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Third Party regulated collective investment vehicles domiciled in EMEA and Asia that i) issue remediable securities, ii) calculate NAV on a regular basis, iii) contain trading to the day on which the Fund is priced, iv) operate a forward pricing basis and v) have no secondary market.

Any question as to whether a particular investment constitutes a Reportable Security must be referred to the Risk & Compliance Department.

Supervised Person is:

All ASI employees, including temporary employees, contractors, consultants and secondees.